

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2023

Gregg J. Felton
Co-Chief Executive Officer
Altus Power, Inc.
2200 Atlantic Street, 6th Floor
Stamford, CT 06902

      Re: Altus Power, Inc.
          Registration Statement on Form S-3
          Filed January 20, 2023
          File No. 333-269337

Dear Gregg J. Felton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Purcell, Staff Attorney, at (202) 551-5351 or, in his absence, Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Katheryn Gettman